Exhibit 99.3

2015-10-30

PRESS RELEASE

Oasmia Pharmaceutical receives order of $7.5 million in end-user value for the Russian market

Interest continues to rise as Oasmia receives a new order for its lead oncology product Paclical® through the company’s commercial partner Pharmasyntez

New York, NY October 30, 2015 --Oasmia Pharmaceutical AB (NASDAQ: OASM, FWB: OMAX) -a developer of a new generation of drugs within human and veterinary oncology, announced today that it its distribution partner in Russia and the Commonwealth of Independent States, CIS, Pharmasyntez, has placed its second order for Paclical, Oasmia’s lead cancer product for an end user sale value of $7.5 million. The announcement comes on the heels of the first order to the Russia market for $1.5 million in end-user value, totaling an end-user sales value of over $9 million USD in commercial orders within one week.

“We are thrilled that Paclical has been so well received in Russia and CIS,” said Julian Aleksov, Executive Chairman of Oasmia. “These positive initial orders are a reflection of the market’s confidence in the product. We are confident in imminent sales growth as the product continues to garner interest for its ability to enable higher doses, shorten infusion time, eliminate the need for pre-medication and improve the safety profile for patients compared to the available standard treatments.”

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM:SE), the Frankfurt Stock Exchange (OMAX:GR, ISIN SE0000722365) and on NASDAQ US (OASM:US).

About Pharmasyntez

The company was founded in 1997 and is now one of the ten biggest pharmaceutical companies in Russia. Pharmasyntez specializes in drugs against tuberculosis, but also manufactures antibiotics and solutions for infusions. Furthermore, the company cooperates with a number of leading institutes and universities in Russia.

About Paclical

Paclical is a water-soluble formulation of paclitaxel and Oasmia’s patented excipient, XR-17. Paclitaxel is one of the most widely used anti-cancer substances and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Paclical® consists of a freeze dried powder dissolved in conventional solution for infusion. In April 2015, Paclical received a marketing authorization for treatment of ovarian cancer in the Russian Federation.

For more information, please contact:

Julian Aleksov, Executive Chairman, Tel: +46 18 50 54 40 E-mail: julian.aleksov@oasmia.com

Anders Lundin, Chief Financial Officer Mobile: +46 70 20 96 300 E-mail: anders.lundin@oasmia.com

For media inquiries, please contact:

Eric Fischgrund FischTank Marketing and PR Tel: 646 699 1414 E-mail: eric@fischtankpr.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.45, CET on October 30, 2015.”